November 5, 2018

John Nallen
President
New Fox, Inc.
1211 Avenue of the Americas
New York, NY

       Re: New Fox, Inc.
           Draft Registration Statement on Form 10-12B
           Submitted October 9, 2018
           CIK No. 0001754301

Dear Mr. Nallen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Information Statement Summary, page 1

1. We note your statement that "live, as opposed to delayed viewing, provides several strategic and financial advantages in the context of overall media industry trends." Please provide more detail regarding the strategic and financial advantages of live viewing and information regarding the media trends referenced.
2. We note your statement that "live news and sports programming continue to increase their aggregate share of live same day linear television programming viewership." Please consider discussing the position of live news and sports programming in wider contexts
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         such as same day linear television viewing overall and television programming at-large.
The Transactions, page 40

3. We note your statement here and throughout the filing that "if the final estimate of the transaction tax is lower than $8.5 billion, Disney will make a cash payment...up to a maximum cash payment of $2 billion." It appears that the cash payment will only be made if the transaction tax is less than $8.5 billion but other disclosures state that the indebtedness related to the transaction tax dividend "will be reduced" after the merger.
         Please clarify.
Unaudited Pro Forma Combined Financial Information, page 54

4. We note your statement on page 74 that, "The FOX Network obtains programming from major television studios, including Twentieth Century Fox Television (which, after the closing of the transactions, will be owned by New Disney) and independent television production companies pursuant to license agreements. The terms of those agreements generally provide the FOX Network with the right to broadcast a television series for a minimum of four seasons." In this regard, please tell us if these agreements predate the separation and are reflected in the historical financial statements. If there are new or revised agreements effective after the separation, please disclose how the agreements will effect your future results of operations. Tell us if you considered disclosing the effect of the agreements in your pro forma combined financial information.
Notes to the Unaudited FOX Pro Forma Financial Statements
1. Historical FOX and Pro Forma Adjustments, page 58

5. Your pro forma adjustment (j) states that "Certain U.S. employees participate in defined benefit pension and postretirement plans sponsored by 21CF. Generally, the combination merger agreement and the separation principles provide that when FOX becomes a standalone, publicly traded company, FOX will assume those obligations related to employees of FOX and certain former employees related to FOX's business and will directly provide the benefits to those Company employees and former employees. FOX currently estimates plan liabilities of.." Please tell us why you believe this adjustment is considered "factually supportable." We refer you to Rule 11- 02(b)(6) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 84

6. We note your statement on page 88 that the increase in affiliate fee revenue was
         "primarily attributable to higher average rates per subscriber across all networks partially offset by the impact of lower average number of subscribers at certain networks." In this regard, please explain the underlying reason for the increase in rates and the decrease in subscribers. Also, disclose average rates per subscriber and the average number of subscribers by network. Disclose all your key performance indicators. John Nallen
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         Furthermore, disclose any known trends and uncertainties that have had or that you reasonably expects will have a material favorable or unfavorable impact on revenues or income from continuing operations. We refer to guidance in Item 303(a)(3) of Regulation
         S-K.
Liquidity and Capital Resources
Sources and Uses of Cash, page 92

7. You state that "The change in net cash provided by (used in) financing activities during fiscal 2018, as compared to fiscal 2017, was primarily due to net transfers from 21CF of
         $1,113 million in fiscal 2018 as compared to net transfers to 21CF of $1,395 million in fiscal 2017." Please disclose underlying reason for the transfers in 2018, 2017, and 2016.
Description of Our Capital Stock, page 111

8. We note your disclosures regarding the voting rights of Class A shareholders. Please clarify whether these shareholders will have the right to vote upon matters at shareholder meetings such as, for example, the election of directors to the board. Please also update your risk factor on pages 36-37.
Combined Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-13

9. We note your disclosure that advertising revenue is recognized net of agency commissions. Please revise to clarify, if true, that agents are your customers and the amount recognized as revenue is your transaction price. Reference ASC 606-10-50-17.
10. Please identify the specific products and/or services transferred to your customers within your affiliate agreements. Tell us which products and/or services you have combined with others for the purposes of determining your performance obligations and which you have treated as a separate performance obligation. Specifically address if these arrangements contain a video-on-demand library. Tell us, and revise to clarify, whether you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate. Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-17.
U.S. Tax Reform, page F-17

11. We note your statement that you recorded a provisional income tax benefit of $607 million to adjust "net deferred tax liability position in accordance with the Tax Act...
         Among the Company's more significant net deferred tax liabilities are basis differences and amortization, and sports rights contracts." Please disclose in more detail how you
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      determined the provisional income tax benefit of $607 million. Specifically, clearly explain how the Tax Act affected the basis difference and amortization, and sports rights contracts.
Note 10. Related Party Transactions and 21CF Investment
Related Party Transactions, page F-25

12. We note you show related party revenue, net of expenses. To help investors understand the extent of your relationship with your related parties, please revise your disclosure to show related party revenue separate from related party expenses. We refer to guidance in
      ASC 850-10-50 and Item 5-03(b)1 and 2 of Regulation S-X. In addition, tell us how you considered the guidance in ASC 850-10-50-6.
        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French,
Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Nallen
                                                            Division of
Corporation Finance
Comapany NameNew Fox, Inc.
                                                            Office of
Telecommunications
November 5, 2018 Page 4
cc:       Andrew L. Fabens
FirstName LastName